UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number	001-12103

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation Employee Stock Ownership Plan

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

Peoples Financial Corporation Employee Stock Ownership Plan

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-11

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Signatures	13
Exhibit 23.1	14

235 Peachtree Street, NE Suite 1800 Atlanta, GA 30303	404 588 4200 wipfli.com

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator and Plan Participants

Peoples Financial Corporation Employee Stock Ownership Plan

Biloxi, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Peoples Financial Corporation Employee Stock Ownership Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2007.

June 27, 2023

Atlanta, Georgia

Peoples Financial Corporation Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,
	2022	2021

Assets

Cash	$12,120	$12,240

Peoples Financial Corporation common stock	3,116,942	3,343,369

Total assets	3,129,062	3,355,609

Net assets available for benefits	$3,129,062	$3,355,609

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2022

Additions to net assets
Net depreciation in fair value of Peoples Financial Corporation common stock	$(101,776)
Dividend income	41,798
Other income	80
Total additions to net assets	(59,898)

Deductions from net assets
Distributions paid to participants	166,206
Other expense	443
Total deductions	166,649

Change in net assets available for benefits	(226,547)

Net assets available for benefits, beginning of year	3,355,609

Net assets available for benefits, end of year	$3,129,062

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation Employee Stock Ownership Plan

Notes to Financial Statements

NOTE A – DESCRIPTION OF PLAN

The following description of the Peoples Financial Corporation (the “Company”) Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was amended on April 5, 2019. As a result of the amendment, the Plan was frozen effective January 1, 2019. No eligible employee shall become a participant and no contributions shall accrue.

Participant Accounts

A separate Company Stock Account and Other Investments Account, which is vested at 100%, will reflect each participant’s interest.

Company Stock Account – This account is credited annually with the employee’s allocable share of Company stock purchased and paid for by the trust or contributed in kind to the trust, and with any stock dividends on Company stock allocated to the employee’s Company Stock Account.

Other Investments Account – This account is credited or debited annually with the employee’s share of net income or loss of the Trust, with any forfeitures of common stock, with any cash dividends on Company stock allocated to the employee’s Company Stock Account, with the employee’s allocable share of the employer contributions in cash and with any forfeitures from Other Investment Accounts.

Investment Funds

The Trustee will invest employer contributions primarily in Company stock.

Diversifications

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. The qualified participant may choose to receive this diversification distribution as a direct rollover to a traditional IRA or eligible employer plan or the diversification distribution may be paid directly to the qualified participant. In each of the first five years, a participant may diversify up to 25% of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50%.

Payment of Benefits

Upon retirement (as defined), death or disablement, a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. When the Plan was frozen as of January 1, 2019, all participants became 100% vested.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee, however, shall vote any allocated shares for which instructions have not been given by a participant. The Trustee is required to vote any unallocated shares. Any investment for which no instructions are received by the Trustee within such time specified by notice and, unless otherwise required by applicable law, any shares which are not allocated to Participants’ accounts shall be voted by the Trustee in the same proportion that the shares for which instructions are received and voted.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments

The Plan’s investment in Company stock is recorded at fair value as determined by a third-party valuation specialist. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE C - INVESTMENTS

Financial assets and liabilities reported at fair value at each reporting date are classified and disclosed in one of the following categories: Level 1 – Quoted market prices in active markets for identical assets or liabilities, Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data, or Level 3 – Unobservable inputs that are not corroborated by market data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The balances of the Plan’s investment in Peoples Financial Corporation common stock, which are measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2022 and 2021, respectively, are as follows:

	Total Assets at	Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3

December 31, 2022	$3,116,942	$	$	$3,116,942
December 31, 2021	$3,343,369	$	$	$3,343,369

The Plan’s investment in Peoples Financial Corporation common stock was determined by a third-party valuation specialist using key inputs from the Plan sponsor and other publicly available information. The specialist used a combined value using the asset based, income and market approaches which are in accordance with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and in accordance with the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers, ASA Business Valuation Standards.

The following table presents a summary of changes in the fair value of the Plan’s investment in Peoples Financial Corporation common stock which is measured using Level 3 inputs:

For the Year
Ended
December 31, 2022
Balance, beginning of period	$3,343,369

Purchases	41,798

Sales and distributions	(166,449)

Net change in fair value	(101,776)

Balance, end of period	$3,116,942

NOTE D – COST OF PLAN ADMINISTRATION

The Company absorbs the cost of plan administration.

NOTE E – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA.

NOTE F – TAX STATUS

The Company received a favorable determination letter dated June 6, 2013, from the Internal Revenue Service (“IRS”) under which the Plan qualifies for favorable tax treatment under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under provisions of Section 501(a).

As a result of the Plan’s recent amendments in 2015, the Company filed an application with the IRS requesting determination concerning the qualification of the Plan. The IRS has notified the Company that it would not review this off-cycle request and that we should rely on the 2013 determination letter.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Common stock of the Company, the Plan sponsor, is the only investment of the Plan. The shares held by the Plan at December 31, 2022 and 2021 had a market value of $3,116,942 and $3,343,369, respectively. The Plan purchased $41,798 (2,552 shares) and sold and distributed $166,449 (10,482 shares) of the Plan sponsor’s common stock during the year ended December 31, 2022.

Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The Asset Management & Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan sponsor, serves as the Trustee of the Plan.

NOTE H – CONCENTRATION OF MARKET RISK

The Plan has invested a significant portion of its assets in Company common stock. This investment in the Company’s common stock approximates 99% of the Plan’s net assets available for benefits as of December 31, 2022. As a result of the concentration, any significant reduction in the market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.

NOTE I – SUBSEQUENT EVENTS

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 27, 2023, and has determined that no significant events occurred after December 31, 2022, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

Peoples Financial Corporation Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 64-0709834 Plan 002

December 31, 2022

	Identity of issuer, borrower,	Description of investment including maturity date,
(A)	lessor or similar party (B)	rate of interest, collateral, par or maturity date (C)	Cost (D)	Current Value (E)
		Cash	$12,120	$12,120
*	Peoples Financial Corporation	Common stock - 214,961 shares	779,412	3,116,942
		Total	$791,532	$3,129,062

*	represents party-in-interest

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation Employee Stock Ownership Plan

Name of Plan

/s/ Daniel A. Bass

______________________________________________

The Asset Management and Trust Division of

The Peoples Bank, Biloxi, Mississippi; Trustee

By: Daniel A. Bass, Vice-President/Trust Officer,

The Peoples Bank, Biloxi, Mississippi

June 27, 2023

Date